UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              TransAlta Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89346D107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Christopher Hohn
                            The Children's Investment
                            Fund Management (UK) LLP
                                7 Clifford Street
                                 London W1S 2WE
                                 United Kingdom
                                +44 20 7440 2300


                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         (Continued on following pages)

                                 August 6, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 9 Pages)

--------------------------------------------------------------------------------
CUSIP NO. 89346D107              SCHEDULE 13D                PAGE 2 OF 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Children's Investment Fund Management (UK) LLP
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [X]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-----------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                      -------------------------------------------------------
 NUMBER OF                 8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                     12,090,500
  OWNED BY            -------------------------------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      -------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 12,090,500
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6.1%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   89346D107            SCHEDULE 13D                PAGE 3  OF 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Children's Investment Fund Management (Cayman) Ltd.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [X]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 -0-
                      -------------------------------------------------------
 NUMBER OF                8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     12,090,500
  OWNED BY            -------------------------------------------------------
    EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 12,090,500
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6.1%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   89346D107            SCHEDULE 13D                PAGE 4 OF 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Children's Investment Master Fund
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [X]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 -0-
                      -------------------------------------------------------
 NUMBER OF                8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     12,090,500
  OWNED BY            -------------------------------------------------------
    EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 12,090,500
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6.1%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   89346D107            SCHEDULE 13D                PAGE 5 OF 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Christopher Hohn
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [X]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                 -0-
                      -------------------------------------------------------
 NUMBER OF                8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                     12,090,500
  OWNED BY            -------------------------------------------------------
    EACH                  9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      -0-
                      -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 12,090,500
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6.1%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   89346D107            SCHEDULE 13D                PAGE  6 OF 9 Pages
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

          This Schedule 13D relates to the shares of Common Stock (the "Shares") of TransAlta Corporation (the "Issuer"). The principal executive office of the Issuer is located at 110-12th Avenue S.W., Box 1900, Station "M", Calgary, Alberta, T2P 2M1, Canada.

ITEM 2.           IDENTITY AND BACKGROUND

          (a)  This statement is being filed by:

               (i) The Children's Investment Fund Management (UK) LLP, an English limited liability partnership ("TCIF UK");

               (ii) The Children's Investment Fund Management (Cayman) Ltd., a Cayman Islands exempted company ("TCIF");

               (iii) The Children's Investment Master Fund, a Cayman Islands exempted company (the "TCI Fund"); and

               (iv) Christopher Hohn (collectively with TCIF UK, TCIF and the TCI Fund, the "Reporting Persons").

          (b) The address of the principal business and principal office for each of the Reporting Persons is:

               (i)  TCIF UK: 7 Clifford Street, London, W1S 2WE, United Kingdom;

               (ii) TCIF: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies;

               (iii) The TCI Fund: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies; and

               (iv) Mr.  Hohn:  7  Clifford  Street,  London,  W1S  2WE,  United
Kingdom.

          (c) The principal business of both TCIF and TCIF UK is investing for funds and accounts under its management. The TCI Fund falls under the management of both TCIF and TCIF UK. The principal business of the TCI Fund is to invest in securities. Christopher Hohn is the Managing Partner of TCIF UK and the 100% owner of TCIF.

          (d) None of the Reporting Persons nor any of the individuals set forth in Appendix B attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) On June 11, 2008, in the case of CSX CORPORATION V. THE CHILDREN'S INVESTMENT FUND MANAGEMENT (UK) LLP, ET AL in the United States District Court for the Southern District of New York, the Reporting Persons were found to have violated Section 13 (d) of the Securities Exchange Act of 1934 (the "Exchange Act") for failing (i) to file a Schedule 13D within 10 days of becoming, or being deemed to have become, a beneficial owner of more that 5% of the stock of CSX Corporation by virtue of their participation in Total Return Swaps referencing stock of CSX Corporation, and (ii) to timely disclose that they were participants in a group with respect to stock of CSX Corporation. The Reporting Persons were permanently enjoined from future violations of Section 13(d) of the Exchange Act and Regulation 13D thereunder. The Reporting Persons are currently appealing this decision.

--------------------------------------------------------------------------------
CUSIP NO.  89346D107             SCHEDULE 13D                PAGE 7  OF 9 Pages
--------------------------------------------------------------------------------


          (f)  Christopher Hohn is a citizen of the United Kingdom.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          A total of approximately $374,419,919.72, including commissions (using an exchange rate of US $1.00 = Cdn $1.0645, the exchange rate in effect on August 14, 2008, according to Bloomberg), was paid to acquire the Shares reported herein. The source of funds used to acquire such Shares was the general working capital of the TCI Fund.

ITEM 4.        PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

         The Reporting Persons sent William D. Anderson, Chair of the Special Committee of the Issuer (the "Special Committee"), a letter on July 29, 2008 (the "TCI Letter") stating that the Reporting Persons believed a proposal publicly disclosed by LS Power Equity Partners and Global Infrastructure
Partners on July 21, 2008 to acquire the Issuer for Cdn $39 per share significantly undervalued the Issuer and urging the Issuer to immediately undertake an expeditious review of strategic alternatives and to take steps to maximize shareholder value. The TCI Letter additionally indicated that the Reporting Persons would welcome an open dialogue with the Special Committee as it reviews its strategic alternatives. The TCI Letter is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

          Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

--------------------------------------------------------------------------------
CUSIP NO.  89346D107             SCHEDULE 13D                PAGE 8  OF 9 Pages
--------------------------------------------------------------------------------

          (a) As of the close of business on August 14, 2008, the Reporting Persons beneficially owned an aggregate of 12,090,500 Shares, constituting approximately 6.1% of the Shares outstanding.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 197,600,000 Shares outstanding, which is the total number of Shares issued and outstanding as of June 30, 2008 as reported in the Issuer's Form 6-K filed on August 4, 2008.

          (b) Each of the Reporting Persons share power to vote and direct the disposition of the Shares held by the TCI Fund.

          (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix A hereto and is incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Joint Filing Agreement

Exhibit 2.  TCI Letter dated July 29, 2009

--------------------------------------------------------------------------------
CUSIP NO.  89346D107             SCHEDULE 13D                PAGE 9  OF 9 Pages
--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2008


                                      THE CHILDREN'S INVESTMENT FUND
                                      MANAGEMENT (UK) LLP

                                      /s/ Christopher Hohn
                                      ------------------------------
                                      Christopher Hohn
                                      Managing Partner


                                      THE CHILDREN'S INVESTMENT FUND
                                      MANAGEMENT (CAYMAN) LTD.

                                      /s/ David DeRosa
                                      ------------------------------
                                      David DeRosa
                                      Director


                                      THE CHILDREN'S INVESTMENT MASTER FUND

                                      /s/ David DeRosa
                                      ------------------------------
                                      David DeRosa
                                      Director

                                      /s/ Christopher Hohn
                                      ------------------------------
                                      Christopher Hohn

                                  EXHIBIT INDEX

Exhibit 1.  Joint Filing Agreement

Exhibit 2.  TCI Letter dated July 29, 2009

                                   APPENDIX A

                   TRANSACTIONS IN THE SHARES EFFECTED BY THE
                  REPORTING PERSONS DURING THE PAST SIXTY DAYS
           (UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN
                                THE OPEN MARKET)


The Children's Investment Master Fund


Date of Trade        Shares Purchased (Sold)            Price per Share(1)

  8-Jul-08                  250,000                        $32.32
  9-Jul-08                  193,800                         32.59
 15-Jul-08                  200,000                         31.89
 16-Jul-08                  245,000                         31.22
 17-Jul-08                  200,000                         30.90
 18-Jul-08                  240,700                         32.12
 24-Jul-08                  570,000                         35.24
 25-Jul-08                  950,000                         34.30
 28-Jul-08                   92,300                         34.48
 29-Jul-08                  262,500                         34.41
 30-Jul-08                  205,300                         35.25
 31-Jul-08                   88,100                         34.85
  1-Aug-08                    4,400                         35.39
  5-Aug-08                  292,000                         34.26
  6-Aug-08                  485,000                         34.94
  7-Aug-08                  326,100                         34.56
  8-Aug-08                  338,900                         33.62
 11-Aug-08                  191,300                         33.23
 12-Aug-08                  500,000                         33.07
 13-Aug-08                  585,400                         32.84
 14-Aug-08                   41,400                         33.24

_____________________
(1) US dollar amounts calculated using exchange rates in effect on the date of trade.

                                   APPENDIX B

             DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of The Children's Investment Master Fund and The Children's Investment Fund Management (Cayman) Ltd. Except as otherwise indicated, the business address of each director and officer is PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of either The Children's Investment Master Fund or The Children's Investment Fund Management (Cayman) Ltd. owns any Shares.


The Children's Investment Master Fund

Name                            Position                  Principal Occupation            Citizenship
Christopher Hohn                Director                  Investment Manager              United Kingdom
David DeRosa                    Director                  Financial Economist             United States
Linburgh Martin                 Director                  Accountant                      Cayman Islands

The Children's Investment Fund Management (Cayman) Ltd.

Name                            Position                  Principal Occupation            Citizenship
John Sutlic                     Director                  Accountant                      Canada
David DeRosa                    Director                  Financial Economist             United States
Linburgh Martin                 Director                  Accountant                      Cayman Islands
